FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 23, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group Commits to Purchase 15 million shares of
TD AMERITRADE Common Stock
TD AMERITRADE agrees to open market purchase in lieu of tender offer

TORONTO, Ontario and OMAHA, Neb., February 22, 2006: TD Bank Financial Group (TDBFG) (TSX/NYSE: TD) and TD AMERITRADE Holding Corporation (NASDAQ: AMTD) today announced that TDBFG has committed to purchase at least 15 million shares of TD AMERITRADE common stock by Aug. 22, 2006.

TDBFG intends to establish one or more stock trading plans in accordance with U.S. Securities Exchange Act Rule 10b5-1 and make all purchases in the open market, including purchases through block trades, in compliance with U.S. Securities Exchange Act Rule 10b-18. As a result of this commitment, the directors on TD AMERITRADE’s board that are not designated by TDBFG have agreed to accept open market purchases in lieu of TDBFG’s obligation to effect a tender offer.

The existing stockholders agreement governing TDBFG’s investment in TD AMERITRADE required TDBFG to commence a tender offer to acquire shares of TD AMERITRADE common stock at a price of not less than US$16 per share. At announcement, this represented a premium to the market price for TD AMERITRADE common stock but at the current market price offers no economic value to shareholders.

TDBFG’s purchase commitment will replace its tender offer obligation under the stockholders agreement, and the parties to the stockholders agreement have entered into an amendment reflecting this change. TDBFG will purchase at least 7.5 million shares pursuant to the regular daily volume limitation under Rule 10b-18 of 25 percent of TD AMERITRADE’s average daily trading volume (measured in accordance with Rule 10b-18), as opposed to the once-a-week “block purchase” exception permitted by Rule 10b-18.

In connection with the announcement of its purchase commitment, TDBFG also reaffirms its current intention to reach an ownership level of 37.5 percent of the outstanding TD AMERITRADE common stock by January 2007.This would require the acquisition of approximately 30 million shares including the 15 million shares TDBFG has committed to purchase.

About TD AMERITRADE Holding Corporation
TD AMERITRADE Holding Corporation, through its brokerage subsidiaries, provides a dynamic balance of investment products and services that fits the changing needs of investors. The Company’s full spectrum of services for the individual investor include a leading active trader program and long-term investor solutions, including a national branch system, as well as relationships with one of the largest networks of independent registered investment advisors. The Company’s common stock trades under the ticker symbol AMTD. For more information, please visit www.amtd.com.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on line customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

This press release contains forward-looking statements within the meaning of U.S. and Canadian securities laws. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Such statements may include, but are not limited to, statements relating to TD Bank Financial Group's plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group's management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the credit, market, liquidity, interest rate, operational, reputational, insurance and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2005 Annual Report. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information see the discussion starting on page 56 of the Bank’s 2005 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

TD Ameritrade	TD Ameritrade
For Media:	For Investors:
Katrina Becker	Tim Nowell
Director, Corporate Communications	Director, Investor Relations
(402) 597-8485	(402) 597-8440
kbecker@ameritrade.com	tnowell@ameritrade.com

TDBFG Investor Relations:	TDBFG Media relations:
For Investors:	For Media:
Scott Lamb	Dianne Salt
416-982-5075	416-308-6807